Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2019 of Kenon and OPC and
 Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Financial Position as of June 30, 2019 and December 31, 2018

	As of June 30,	As of December 31,
	2019	2018
	(Unaudited)
	$ millions
Current assets
Cash and cash equivalents	138	131
Short-term investments and deposits	78	50
Trade receivables, net	32	36
Other current assets, including derivatives	46	41
Asset held for sale	70	70
Total current assets	364	328
Non-current assets
Investments in associated companies	144	161
Deposits, loans and other receivables, including derivative instruments	153	140
Deferred payment receivable	197	189
Deferred taxes, net	1	1
Property, plant and equipment, net (including right-of-use asset)	670	635
Intangible assets, net	1	1
Total non-current assets	1166	1,127
Total assets	1,530	1,455
Current liabilities
Loans and debentures	36	23
Trade payables	61	48
Other payables, including derivative instruments and liabilities in respect of leases	15	12
Income tax payable	1	7
Total current liabilities	113	90
Non-current liabilities
Loans, excluding current portion	507	488
Debentures, excluding current portion	75	75
Deferred taxes, net	68	59
Income tax payable	28	27
Other non-current liabilities	6	-
Total non-current liabilities	684	649
Total liabilities	797	739
Equity
Share capital	602	602
Translation reserve	7	1
Capital reserve	16	17
Accumulated profit	26	29
Equity attributable to owners of the Company	651	649
Non-controlling interests	82	67
Total equity	733	716
Total liabilities and equity	1,530	1,455

 Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Profit & Loss

	For the six months ended June 30,		For the three months ended June 30,
	2019	2018	2019	2018
	$ millions		$ millions
Revenue	182	185	85	84
Cost of sales and services (excluding depreciation)	(126)	(127)	(64)	(63)
Depreciation	(15)	(15)	(8)	(8)
Gross profit	41	43	13	13
Selling, general and administrative expenses	(18)	(11)	(8)	(5)
Other income	1	-	1	-
Financing expenses	(16)	(17)	(10)	(11)
Financing income	9	12	5	10
Financing expenses, net	(7)	(5)	(5)	(1)
Gain on third party investment in Qoros	-	504	-	-
Fair value loss on put option	(8)	(13)	(3)	(13)
Write back of financial guarantee	-	63	-	-
Share in losses of associated companies, net of tax	(16)	(50)	(3)	(22)
(Loss)/profit before income taxes	(7)	531	(5)	(28)
Income taxes	(7)	(7)	(2)	(1)
(Loss)/profit for the period from continuing operations	(14)	524	(7)	(29)
Loss for the period from discontinued operations (after tax)	(1)	-	(1)	-
(Loss)/profit for the period	(15)	524	(8)	(29)
Attributable to:
Kenon's shareholders	(20)	517	(8)	(29)
Non-controlling interests	5	7	-	-
(Loss)/profit for the period	(15)	524	(8)	(29)
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted (loss)/profit per share	(0.37)	9.60	(0.13)	(0.53)
Basic/diluted (loss)/profit per share from continuing operations	(0.35)	9.60	(0.12)	(0.53)
Basic/diluted loss per share from discontinued operations	(0.02)	-	(0.01)	-

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows
For the six months ended June 30, 2019 and 2018

	For the six months ended June 30,
	2019	2018
	$ millions
Cash flows from operating activities
(Loss) / profit for the period	(15)	524
Adjustments:
Depreciation and amortization	15	15
Financing expenses, net	7	5
Share in losses of associated companies, net of tax	16	50
Write back of financial guarantee	-	(63)
Gain on third party investment in Qoros	-	(504)
Fair value loss on put option	8	13
Write back of other payables	-	(3)
Share-based payments	1	1
Income taxes	8	7
	40	45
Change in trade and other receivables	12	17
Change in trade and other payables	10	(14)
	62	48
Income taxes paid, net	(7)	(169)
Net cash provided by / (used in) operating activities	55	(121)

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
For the six months ended June 30, 2019 and 2018

	For the six months ended June 30,
	2019	2018
	$ millions
Cash flows from investing activities
Short-term deposits and loans, net	(26)	-
(Payment for)/proceeds from long-term deposits, net	(14)	3
Cash paid for businesses purchased, less cash acquired	-	(2)
Acquisition of property, plant and equipment	(19)	(33)
Interest received	-	2
Proceeds from dilution of third party investment in Qoros	-	260
Receipt to release financial guarantee	-	18
Payment of transaction cost for sale of subsidiaries	-	(49)
Sale of subsidiary, net of cash disposed off	1	-
Net cash (used in) / provided by investing activities	(58)	199

Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(7)	(6)
Capital distribution	-	(665)
Receipt of long-term loans and issuance of debentures	-	3
Repayment of long-term loans and debentures	(8)	(101)
Repayment of short-term credit from banks and others, net	(2)	(276)
Proceeds from issue of share capital by a subsidiary to non-controlling interests	33	-
Interest paid	(11)	(14)
Net cash provided by / (used in) financing activities	5	(1,059)

Increase / (decrease) in cash and cash equivalents	2	(981)
Cash and cash equivalents at beginning of the period	131	1,417
Effect of exchange rate fluctuations on balances of cash and cash equivalents	5	(7)
Cash and cash equivalents at end of the period	138	429

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the six months ended June 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
Revenue	182	-	-	182
Depreciation and amortization	(15)	-	-	(15)
Financing income	-	-	9	9
Financing expenses	(15)	-	(1)	(16)
Fair value loss on put option	-	(8)	-	(8)
Share in losses of associated companies	-	(9)	(7)	(16)
Profit / (Loss) before taxes	19	(17)	(9)	(7)
Income taxes	(5)	-	(2)	(7)
Profit / (Loss) from continuing operations	14	(17)	(11)	(14)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the six months ended June 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	$ millions
Revenue	185	--	-	-	185
Depreciation and amortization	(15)	-	-	-	(15)
Fair value loss on put option	-	(13)	-	-	(13)
Financing income	1	1	39	(29)	12
Financing expenses	(15)	(2)	(29)	29	(17)
Write back of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Share in losses of associated companies	-	(28)	(22)	--	(50)
Profit / (Loss) before taxes	22	526	(17)	-	531
Income taxes	(6)	-	(1)	-	(7)
Profit / (Loss) from continuing operations	16	526	(18)	-	524
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended June 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
		$ millions
Revenue	85	-	-	85
Depreciation and amortization	(8)	-	-	(8)
Financing income	-	-	5	5
Financing expenses	(10)	-	-	(10)
Fair value loss on put option ……	-	(3)	-	(3)
Share in (losses) / profits of associated companies	-	(3)	1	(2)
(Loss) / Profit before taxes	-	(6)	1	(5)
Income taxes	-	-	(2)	(2)
Loss from continuing operations	-	(6)	(1)	(7)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended June 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	$ millions
Revenue	84	-	-	-	84
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	1	1	21	(13)	10
Financing expenses	(10)	(1)	(13)	13	(11)
Fair value loss on put option……	-	(13)	-	-	(13)
Share in losses of associated companies	-	(13)	(9)	-	(22)
Profit / (Loss) before taxes	1	(26)	(3)	-	(28)
Income taxes	(1)	-	-	-	(1)
Loss from continuing operations	-	(26)	(3)	-	(29)
____________________________________

(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

 Information regarding associated companies

	Asset held for sale		Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		as at		For the sixmonths ended		For the three months ended
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$ millions		$ millions		$ millions			$ millions
ZIM	-	-	83	91	(7)	(22)	1	(9)
Qoros	70	70	61	70	(9)	(28)	(4)	(13)

	70	70	144	161	(16)	(50)	(3)	(22)

Appendix B

Summary OPC consolidated financial information1

OPC’s Consolidated Statement of Profit

	For the six months ended June 30,		For the three months ended June 30,
	2019	2018	2019	2018
	$ millions		$ millions
Sales	182	185	85	84
Cost of sales (excluding depreciation and amortization)	(126)	(127)	(64)	(63)
Depreciation and amortization	(15)	(15)	(8)	(8)
Gross profit	41	43	13	13
General, selling and administrative expenses	(8)	(7)	(4)	(3)
Other income	1	-	1	-
Financing expenses, net	(15)	(14)	(10)	(9)
Profit before taxes	19	22	-	1
Taxes on income	(5)	(6)	-	(1)
Net profit for the period	14	16	-	-
Attributable to:
Equity holders of the company	11	12	-	-
Non-controlling interest	3	4	-	-
Net profit for the period	14	16	-	-

(1)	Translations of NIS amounts into US Dollars use a rate of 3.62: 1 for 2019 and 3.59: 1 for 2018.

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the six months ended June 30,		For the three months ended June 30,
	2019	2018	2019	2018
	$ millions		$ millions
Cash flows provided by operating activities	73	66	21	39
Cash flows used in investing activities	(58)	(39)	(46)	(17)
Cash flows used in / (provided by) financing activities	(1)	(33)	7	(28)
Increase / (decrease) in cash and cash equivalents	14	(6)	(18)	(6)
Cash and cash equivalents at end of the period	106	133	106	133
Investments in property, plant and equipment	(18)	(29)	(10)	(14)
Total depreciation and amortization	15	15	8	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	June 30, 2019	December 31, 2018
	$ millions
Total financial liabilities[1]	618	586
Total monetary assets[2]	250	187
Total equity attributable to the owners	221	181
Total assets	1,008	905

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the six months ended June 30,
	2019	2018
	$ millions
Net profit for the period	14	16
Depreciation and amortization	15	15
Financing expenses, net	15	14
Income tax expense	5	6
EBITDA	49	51

	For the three months ended June 30,
	2019	2018
	$ millions
Net profit for the period	-	-
Depreciation and amortization	8	8
Financing expenses, net	10	9
Income tax expense	-	1
EBITDA	18	18

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of June 30, 2019:

	OPC-Rotem	OPC-Hadera	Tzomet	Others	Total OPC

Debt (excluding accrued interest)	352	186	-	80	618
Cash and cash equivalents and short term deposits	40	10	1	111	162
Restricted cash (including debt service reserves)	59	2	1	26	88
Debt service reserves	37	-	-	15	52

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2018:

	OPC-Rotem	OPC-Hadera	Others	Total OPC

Debt (excluding accrued interest)	336	172	78	586
Cash and cash equivalents and short term deposits	26	12	77	115
Restricted cash (including debt service reserves)	46	2	24	72
Debt service reserves	24	-	13	37

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the six months ended June 30,		For the three months ended June 30,
	2019	2018	2019	2018
Sales to private customers	1,991	1,973	1,022	1,000
Sales to the system administrator	48	47	5	9
Total sales	2,039	2,020	1,027	1,009

	For the six months ended June 30,		For the three months ended June 30,
	2019	2018	2019	2018
Net generation of electricity	1,932	1,930	948	954
Purchase of electricity from the system administrator	107	90	79	55
Total volume of electricity generated and purchases from the system administrator	2,039	2,020	1,027	1,009

	For the six months ended June 30,
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	100%	1,890	100%	1,888
OPC-Hadera	92%	42	94%	42

	For the three months ended June 30,
	2019		2018
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
OPC-Rotem	99%	929	100%	936
OPC-Hadera	92%	19	93%	18